FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 16, 2024

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 14 May 2024 (the "Final Terms") for NatWest Markets Plc ("NatWest Markets") for the $850,000,000 5.416% Senior Notes due 17 May 2027 (the "2027 Fixed Rate Notes"), the $500,000,000 Floating Rate Senior Notes due 17 May 2027 (the "2027 Floating Rate Notes"), the  $1,000,000,000 5.410% Senior Notes due 17 May 2029 (the "2029 Fixed Rate Notes") and the $400,000,000 Floating Rate Senior Notes due 17 May 2029 (the "2029 Floating Rate Notes") issued under the US$10,000,000,000 US Medium-Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contains the final terms of the Notes and must be read in conjunction with the Registration Document dated 18 March 2024 and the Supplementary Registration Document Dated 26 April 2024 (together the "Registration Document")  which constitutes a registration document for the purposes of Article 6(3) of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, and the Base Prospectus relating to the Programme dated 18 March 2024 and the Supplementary prospectus Dated 26 April 2024 (together the "Base prospectus"), which constitutes a base prospectus for the purpose of Article 23 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7963O_1-2024-5-16.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7963O_2-2024-5-16.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7963O_3-2024-5-16.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7963O_4-2024-5-16.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender

Head of Documentation and Funding

NatWest Treasury Markets

Tel: +44 7385 366760

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Registration Document and the Base Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Base Prospectus, you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 May 2024

NATWEST MARKETS Plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary